                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN




                       FINANCIAL STATEMENTS AND SCHEDULES


                        DECEMBER 31, 1995, 1994 AND 1993

                   (WITH INDEPENDENT AUDITORS' REPORT THEREON)

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED).


For the fiscal year ended December 31, 1995

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).


Commission file number 0-15312


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Webster Bank Employee Investment Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          Webster Financial Corporation
                                  Webster Plaza
                               Waterbury, CT 06720
                            Telephone (203) 753-2921

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                                    FORM 11-K
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995




                                      INDEX


Independent Auditors' Report .................................................1

Statements of Net Assets Available for Benefits ..............................2

Statements of Changes in Net Assets Available for Benefits ...................3

Notes to Financial Statements ..............................................4-8

Schedule 1 - Item 27a - Schedule of Assets Held for Investment
  Purposes ...................................................................9

Schedule 2 - Item 27d - Schedule of Reportable Transactions .................10

Signatures ..................................................................11

Independent Auditor's Consent........................................Exhibit 24



Note:
     The following schedules, as required by Section 103(c)(5) of the Employees Retirement Income Securities Act, are not applicable:

     Item 27a -Schedule of assets held for investment purposes which were both acquired and disposed of within the plan year,
     Item 27b -Schedule  of loans or fixed  income  obligations,
     Item 27c -Schedule of leases in default or  classified  as  uncollectible,
     Item 27e -Schedule of non-exempt transactions.

KPMG Peat Marwick LLP

CityPlace II
Hartford, CT 06103-4103


                          Independent Auditors' Report

The Board of Directors
Webster Bank:

We have audited the accompanying statements of net assets available for benefits of the Webster Bank Employee Investment Plan as of December 31, 1995 and 1994 and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility if the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for an opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Webster Bank Employee Investment Plan, as of December 31, 1995 and 1994 and the changes in net assets available for benefits for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                               /s/ KPMG PEAT MARWICK LLP

June 26, 1996

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                 Statements of Net Assets Available for Benefits
                           DECEMBER 31, 1995 AND 1994



                                              1995         1994
                                          ----------   ----------
      ASSETS
      ------
               Investments (Note 3)       $8,525,425   $6,314,294
               Loans to Participants         160,978      158,371
               Receivables                   115,606      149,814
               Cash                              581        1,064
                                          ----------   ----------
               Total Assets               $8,802,590   $6,623,543
                                          ==========   ==========


               Net Assets Available for
                 Benefits                 $8,802,590   $6,623,543
                                          ==========   ==========

See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                  YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993



                                            1995         1994            1993
                                        -----------   -----------     ----------
ASSETS
- ------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
- --------------------------------------

Investment Income:
  Net Appreciation (Depreciation)in
    Fair Value of Investments           $ 1,539,992   $  (509,273)   $   380,075
  Interest and Dividends                    324,867       400,996        116,867

Contributions:
  Participants'                           1,058,216       897,642        530,128
  Employer's                                426,228       238,039        140,919
  Transfer from Bristol Savings Plan             --     2,938,437             --
                                        -----------   -----------     ----------
         Total Additions                  3,349,303     3,965,841      1,167,989
                                        -----------   -----------     ----------
DEDUCTIONS
- ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
- -----------------------------------------

  Benefits Paid to Participants           1,169,056       612,217        220,864
  Miscellaneous Expenses                      1,200           425           --
                                        -----------   -----------     ----------
         Total Deductions                 1,170,256       612,642        220,864
                                        -----------   -----------     ----------
         Net Increase                     2,179,047     3,353,199        947,125


NET ASSETS AVAILABLE FOR BENEFITS:
- ----------------------------------

  Beginning of Year                       6,623,543     3,270,344      2,323,219
                                        -----------   -----------     ----------
  End of Year                           $ 8,802,590   $ 6,623,543    $ 3,270,344
                                        ===========   ===========    ===========


See accompanying notes to financial statements.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


1.       DESCRIPTION OF THE PLAN
         -----------------------

         The following brief description of the Webster Bank Employee Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         (a)      General
                  -------

         The Plan is a qualified profit-sharing plan under Section 401(k) covering all Webster Bank (the "Bank") employees who have attained age 21 and completed one year of service (at least 1,000 hours of service). It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     The Plan was adopted by the Board of Directors of Webster Bank's predecessor, First Federal Bank, effective as of October 1, 1984. On March 3, 1994 Webster Financial Corporation, the parent of First Federal Bank, acquired Bristol Savings Bank. Effective May 1, 1994, the Bristol Savings Bank Employee Investment Plan was merged with the First Federal Bank Employee Investment Plan. Bristol's employees became eligible to participate in the Plan under the same provisions as any new employee. On November 1, 1995, Bristol Savings Bank converted to a federal charter and was renamed Webster Bank, and First Federal Bank was merged into Webster Bank. As a result, the First Federal Bank Employee Investment Plan was renamed the Webster Bank Employee Investment Plan.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


         (b)      Contributions
                  -------------

         Participants may make salary deferral contributions (on a before-tax basis) not in excess of 10% of the participant's compensation in each payroll period. The amount of salary deferral is limited to $9,240 in each calendar year for 1995 and 1994, and $8,994 for calendar year 1993, respectively. The employer contributes an amount equal to 50% of the first 6% of the compensation portion of salary deferral contributions. The investment alternatives are summarized below:

     Ready Asset Fund:              This fund invests in short-term money
                                    market instruments.

     Corporate Bond Fund:           This fund invests primarily in long-
                                    term corporate bonds rated A or better.

     Federal Securities Trust:      This fund invests primarily in US Treasury
                                    Securities and Securities Guaranteed by the United States Government.

     Basic Value Fund:              This fund's assets are primarily invested in
                                    diversified equities.

     Webster Financial Corporation
      Common Stock:                 This fund invests in the Common Stock
                                    of Webster Financial Corporation.


         (c)      Vesting
                  -------

         All amounts contributed to the 401(k) Plan are fully vested and nonforfeitable at all times.

         (d)      Payment of Benefits
                  -------------------

         In the event of death, while actively employed, accounts become 100% vested and benefits are automatically paid in a form chosen by the beneficiary. In the event of termination of employment, the participant is always 100% vested in all accounts. Distribution may be made in lump sum, installments, annuities, or a combination of same at the election of participant at any time after termination of employment.

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         The following are the significant  accounting  policies followed by the
Plan:

         (a)      Basis of Accounting
                  -------------------
         The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

         (b)      Valuation of Assets
                  -------------------
         Investments are stated at current market values. Loans to participants are stated at amortized cost, which approximates their market values.

         (c)      Administrative Expenses
                  -----------------------
          Trustee's fees and other administrative expenses of the Plan are paid by the Bank.

         (d)      Loans to Participants
                  ---------------------
         Employees have the ability to borrow up to 50% of their account balances, not to exceed $50,000. Interest is repaid to their account at prevailing interest rates.

3.       INVESTMENTS
         -----------

         The Plan's assets are invested in mutual funds administered by Merrill Lynch. Plan participants have the ability to direct their account balances to several Merrill Lynch mutual funds or Webster Financial Corporation Common
Stock. The funds include the Ready Asset Fund, Corporate Bond Fund, Federal Securities Trust, and Basic Value Fund. The investment in Retirement Systems Group, Inc. Common Stock resulted from the merger of the Bristol Savings Bank Employee Investment Plan and the First Federal Bank Employee Investment Plan, and is not a current investment option. Webster Liquidity holds cash, which is designated for the purchase of Webster Financial Corporation Common Stock until the purchase is made. A detail of individual investments, as well as those that represent 5 percent or more of the plan's net assets available for benefits is represented in the following table. The Plan records investment transactions on a trade date basis. Activity in the investments during 1995 and 1994 was as follows:

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

                                                                                                    Webster
                                                                                                   Financial
                        Institutional                 Corporate        Federal       Basic        Corporation
                             Money        Ready          Bond        Securities      Value          Common          Ret Sys
  1995 Fund Activity         Fund       Asset Fund       Fund           Trust        Fund            Stock          Grp Stk
- ---------------------   -------------  -----------  ------------   -------------  ------------   -------------  --------------

Balance at Beg. Year      $      --   $1,469,074    $   878,659    $   456,141    $ 2,038,717    $ 1,467,950    $     3,753
Interest & Dividends             --       79,328         59,905         32,350        101,665         52,922             --
Expenses                         --         (925)            --            (50)          (225)            --             --
Contributions                    --      254,862        233,375        159,435        597,444            547             --
Gains and (Losses), Net          --           --        105,001         37,412        531,401        866,168             10
Benefits Paid to
 Participants                    --     (303,604)      (168,600)       (67,602)      (487,304)      (116,846)          (513)
Transfers, Net                   --      (17,849)       (29,588)       (14,494)        16,332        290,574             --
                          ---------   ----------     ----------    -----------    -----------    -----------    -----------
Balance at 12/31/95       $       0   $1,480,886    $ 1,078,752    $   603,192    $ 2,798,030    $ 2,561,315    $     3,250
                          =========   ==========    ===========    ===========    ===========    ===========    ===========


                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

                                   Total           Loan           Webster
  1995 Fund Activity            Investments        Fund          Liquidity        Total
- -----------------------        ------------   ------------     ------------   -----------

Balance at Beg. Year           $ 6,314,294    $   158,371      $     1,025    $ 6,473,690
Interest & Dividends               326,170         (1,656)             353        324,867
Expenses                            (1,200)            --               --         (1,200)
Contributions                    1,245,663           (156)         273,184      1,518,691
Gains and (Losses), Net          1,539,992             --               --      1,539,992
Benefits Paid to
 Participants                   (1,144,469)       (24,321)            (266)    (1,169,056)
Transfers, Net                     244,975         28,740         (273,715)            --
                               ------------   ------------     ------------   -----------
Balance at 12/31/95            $ 8,525,425    $   160,978      $       581    $ 8,686,984
                               ============   ============     ============   ===========

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

                                                                                                    Webster
                                                                                                   Financial
                        Institutional                 Corporate        Federal       Basic        Corporation
                             Money        Ready          Bond        Securities      Value          Common          Ret Sys
  1994 Fund Activity         Fund       Asset Fund       Fund           Trust        Fund            Stock          Grp Stk
- ---------------------   -------------  -----------  ------------   -------------  ------------   -------------  --------------

Balance at Beg. Year      $     --    $   538,667   $   395,566    $   395,174    $   311,360    $ 1,503,665    $        --
Interest and Dividends      70,469             --        67,421         45,106        148,185         58,807             --
Expenses                        --           (350)           --             --             --             --             --
Contributions                   --        198,410       194,675        142,403        318,955             --             --
Gains and (Losses), Net    (70,469)        44,387       (78,504)       (50,113)        20,016       (373,240)         1,121
Benefits Paid to
 Participants                   --       (185,325)      (79,301)       (50,828)      (259,675)       (21,317)          (622)
Transfers from Other
 Association                    --        924,607       450,958           --        1,407,934             --          3,254
Transfers, Net                  --        (51,322)      (72,156)       (25,599)        91,942        300,035             --
                          --------    -----------   -----------    -----------    -----------    -----------    -----------
Balance at 12/31/94       $     --    $ 1,469,074    $  878,659    $   456,141    $ 2,038,717    $ 1,467,950    $     3,753
                          ========    ===========    ==========    ===========    ===========    ===========    ===========

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994

                                   Total           Loan           Webster
  1994 Fund Activity            Investments        Fund          Liquidity        Total
- -----------------------        ------------   ------------     ------------   -----------

Balance at Beg. Year           $ 3,144,430    $    64,107      $       332    $ 3,208,869
Interest and Dividends             389,988         10,961               47        400,996
Expenses                              (350)            --              (75)          (425)
Contributions                      854,443             --          192,860      1,047,303
Gains and (Losses), Net           (506,802)       (10,961)           8,490       (509,273)
Benefits Paid to
 Participants                     (597,068)       (15,033)            (116)      (612,217)
Transfers from Other
 Association                     2,786,753        151,684               --      2,938,437
Transfers, Net                     242,900        (42,387)        (200,513)            --
                               -----------    -----------      -----------    -----------
Balance at 12/31/94            $ 6,314,294    $   158,371      $     1,025    $ 6,473,690
                               ===========    ===========      ===========    ===========

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1995, 1994 AND 1993


4.       PLAN TERMINATION
         ----------------

         Although the Bank has not expressed any intent to terminate the Plan Agreement, it has the right to do so at any time. The rights of all employees to benefits accrued under the Plan as of the date of such termination, partial termination or discontinuation of contribution will be nonforfeitable; and after providing for the expenses of the Plan, the remaining assets of the Plan will be allocated by the Human Resources Committee appointed by the Board of Directors.

5.       TAX STATUS
         ----------

         The Internal Revenue Service has determined and informed the Bank by a letter dated January 7, 1993, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.       SUBSEQUENT EVENT
         ----------------

         On January 2, 1996, the assets of the Plan were transferred from Merrill Lynch to Paine Webber, the Plan's new trustee. The 1996 investment alternatives are as follows: Webster Financial Corporation Common Stock, AIM Constellation Fund, American Funds New Perspective Fund, Fidelity Advisors
Growth Opportunity Fund, American Funds Fundamental Investors Fund, American Funds Bond Fund of America and the Paine Webber Trust Stable Value Fund.

                                                                     Schedule 1

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                                DECEMBER 31, 1995

                                          Number of                                           Current
       Identity of Issue                 Shares Held                               Cost        Value
       -----------------                 -----------                               ----        -----
       Ready Asset Fund                   1,480,885.52 shares; net asset
                                          value per share $1.00                $1,480,886   $1,480,886

       Corporate Bond Fund                91,110.7796 shares; net asset
                                          value per share $11.84                1,043,369    1,078,752

       Federal Securities Trust           61,739.2391 shares; net asset
                                          value per share $9.77                   597,791      603,192

       Basic Value Fund                   99,858.333 shares; net asset
                                          value per share $28.02                2,358,322    2,798,030

       Webster Financial Corporation
       Common Stock*                      86,824.25 shares; price
                                          per share $29.50                      1,480,335    2,561,315

       Retirement System Group Inc.       925.876 shares; price per
                                          Share $3.51                               2,398        3,250
                                                                               ----------   ----------

       Total Investments                                                       $6,963,101   $8,525,425
                                                                               ==========   ==========
       Loans to Participants*                                                  $  160,978   $  160,978
                                                                               ==========   ==========

*Indicates party-in-interest to the Plan.

                                                                      Schedule 2

                                  WEBSTER BANK
                            EMPLOYEE INVESTMENT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1995

                                                                                         Current
                                                                                        Value of
                                                                                        Assets on
                                    Number of    Purchase       Sales       Cost of   Transaction        Net
Identity of Issue                 Transactions     Price        Price       Assets        Date          Gain
- -----------------                 ------------     -----        -----       ------        ----          ----
Single Transactions:  N/A

Series of Transactions:
      Basic Value Fund                  32     $1,014,245   $       --    $1,014,245  $      --    $     --
                                        42             --      787,377       667,191    787,377     120,186

      Corporate Bond Fund               36        364,858           --       364,858         --          --
                                        34             --      268,884       257,151    268,884      11,733

      Federal Securities Trust          33        230,654           --       230,654         --          --
                                        34             --      120,881       116,205    120,881       4,676

      Ready Asset Fund                  34        441,217           --       441,217         --          --
                                        40             --      429,406       429,411    429,406          (5)

      Webster Financial
        Corporation Common Stock        55        404,557           --       404,557         --          --
                                        43             --      179,124       169,502    179,124       9,623

Lease rental and expenses incurred with transactions were not applicable during the 1995 plan year.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            WEBSTER BANK
                                            EMPLOYEE INVESTMENT PLAN
                                            ------------------------------------





Date:        June 26, 1996                  By:  /s/ James C. Smith
     ---------------------------               ---------------------------------
                                               James C. Smith
                                               Executive Member of the
                                               Retirement Plan Committee




Date:       June 26, 1996                   By:  /s/ Renee P. Seefried
     ---------------------------               ---------------------------------
                                               Renee P. Seefried
                                               Member of the Retirement
                                               Plan Committee

                                  Exhibit Index
                                  -------------

Exhibit
Number                                              Description
- ------                                      ----------------------------
  24                                        Consent of KPMG Peat Marwick